Exhibit 99.1

Newater Technology, Inc. Announces Year 2019 Audited Financial Results

New York, USA / PRNewswire / June 5, 2020/ Newater Technology, Inc. (NASDAQ: NEWA) (''NEWA,'' ''we,'' ''our'' or the ''Company''), a leading company specializing in development, production and application of DTRO equipment and systems used in waste water filtration, today announced its financial results for the year ended December 31, 2019.

The year ended December 31, 2019 Financial Highlights (all comparisons to the year ended December 31, 2018):

Revenues decreased by 20% from $47 million to $37.6 million in 2019, the decrease in revenues for the year ended December 31, 2019 was mainly due to in 2017-2018, the revenue of Laixi operation project accounted for a large proportion of the whole year's revenue. In 2019, there was no such operation project that generated as much revenue.

Cost of revenues decreased by 17% from $26 million to $21.7 million in 2019, the decrease in cost of revenues directly corresponded to the decrease in revenue during the same year.

Gross profit decreased by 24% from $20.9 million to $15.9 million in 2019, while the gross profit margin was 42% in 2019.

Net income (before currency translation loss) decreased by 40% from $7.2 million to $4.3 million in 2019, and the net profit margin in 2019 was 11.48%.

Total assets increased by 26% from $62 million to $78 million in 2019 mainly driven by the new production facility and production line completed during the year.

Basic earnings per share was $0.40 in 2019, compared to $0.67 in 2018 and $0.26 in 2017.

Mr. Yuebiao Li, the Company’s CEO, commented “We are pleased with our accomplishments in 2019, we moved our business office to a new industrial park, management has focused its attention to strategic adjustments of operations and administration, invested more effort in an innovative team for the construction of new products, established a new R & D laboratory, completed our new automatic DTRO membrane production line to achieve high production standard, instituted a chief engineer responsible for product quality in each of the industries we serve, and developed a new patented process package.”

In 2020, we will continue to make more efforts to skillfully apply our products to more wastewater treatment fields and undertake larger projects, in order to achieve company's eternal goal of "renewable resources (New Water) recycling".

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and services, and, and other project-related solutions to turn wastewater into valuable clean water. Newater also provides wastewater treatment services, such as landfill leachate treatment and purification services.

More information about the Company can be found at www.dtNEWA.com.

The Company's products can be used across a wide spectrum of industries, including:

•	Landfill leachate;
•	Wastewater from coal mines;
•	Industrial park common effluent; and
•	Briny wastewater.

More information about the Company can be found at: www.dtNEWA.com

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its ability to apply its products to more industries and obtain larger products are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Newater Technology, Inc.
Zhuo Zhang (CFO) Phone: +86 (535) 801-2997 Email: CFO@dtnewa.com	Victor Liu (Corporate Manager) Phone : +86 150-6383-7878 Email : nliu@jinzhenghb.com

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018

ASSETS
Current assets
Cash and cash equivalents	$9,944,765	$2,461,501
Restricted cash, current	4,021,177	6,033,482
Accounts receivable, net	11,293,625	10,064,847
Accounts receivable - related parties, net	2,392,087	1,948,009
Notes receivable	360,505	6,999
Inventories	13,715,369	13,762,959
Deposit - related party	-	10,180
Deferred cost of revenue	221,737	343,090
Advances to suppliers and other current assets, net	4,699,755	4,904,290
Total current assets	46,649,020	39,535,357

Retentions receivable, non-current	734,140	344,856
Property, plant and equipment, net	24,611,862	18,753,340
Land use right, net	2,008,096	2,078,240
Operating lease right-of-use assets, net	141,016	-
Deferred tax assets	-	604,064
Deposit on loan agreement	918,643	436,275
Long-term investments	2,997,419	-
Total assets	$78,060,196	$61,752,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$8,099,529	$5,353,538
Accounts payable - related parties	5,225,004	3,389,148
Loans due within one year	11,809,449	10,867,111
Advances from customers	5,522,913	2,953,595
Advances from customers - related parties	7,254,968	586,719
Income tax payables	322,419	732,699
Accrued expenses and other payables	6,971,505	6,375,800
Operating lease liabilities, current	56,852	-
Deferred income	43,061	-
Total current liabilities	45,305,700	30,258,610

Deferred Income, non-current	43,061	-
Deferred tax liabilities	288,687	-
Operating lease liabilities, non-current	68,420	-
Long term loans, less current portion and unamortized debt issuance costs	1,377,217	4,449,889
Total non-current liabilities	1,777,385	4,449,889
Total liabilities	47,083,085	34,708,499

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of December 31, 2019 and December 31, 2018)	10,809	10,809
Additional paid-in capital	26,303,348	15,059,181
Statutory reserves	2,267,219	1,765,711
Retained earnings	3,946,021	11,380,149
Accumulated other comprehensive loss	(1,550,286)	(1,172,217)
Total shareholders’ equity	30,977,111	27,043,633
Total liabilities and shareholders’ equity	$78,060,196	$61,752,132

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2019	2018	2017

Net revenues	$23,716,978	$25,973,963	$16,192,503
Net revenues from related parties	13,857,014	21,066,741	9,146,994
Total revenues	37,573,992	47,040,704	25,339,497
Cost of revenues	20,233,998	20,474,072	17,199,866
Cost of revenues from related parties	1,450,627	5,669,252	-
Total cost of revenues	21,684,625	26,143,324	17,199,866
Gross profit	15,889,367	20,897,380	8,139,631
Operating expenses:
Selling, general and administrative	10,148,039	12,025,924	5,452,349
Total operating expenses	10,148,039	12,025,924	5,452,349
Income from operations	5,741,328	8,871,456	2,687,282
Interest expense	1,087,051	658,290	242,707
Interest income	(38,328)	(26,632)	(112,592)
Government grants	(946,164)	(627,748)	(513,538)
Investment loss	(17,023)	-	-
Other expenses (income)	(153,546)	(1,162)	3,956
Total other expenses (income)	(33,964)	2,748	(379,467)
Income before income taxes provisions	5,775,292	8,868,708	3,066,749
Income tax provisions	1,463,745	1,657,279	475,818
Net income	$4,311,547	$7,211,429	$2,590,931
Other comprehensive income (loss)
Foreign currency translation adjustment	(378,069)	(1,159,084)	535,810
Total comprehensive income	$3,933,478	$6,052,345	$3,126,741

Earnings per common share
Basic	$0.40	$0.67	$0.26
Diluted	$0.40	$0.67	$0.26
Weighted average common shares outstanding
Basic	10,809,000	10,809,000	9,864,479
Diluted	10,809,000	10,809,000	9,864,479

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings	Statutory Reserves	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
Balance, January 1, 2017	9,199,000	$9,199	$7,949,466	$2,960,698	$382,802	$(548,943)	$10,753,222
Net income				2,590,931			2,590,931
Statutory reserves				(322,896)	322,896		-
Issuance of common shares for cash	1,610,000	1,610	7,109,715				7,111,325
Foreign currency translation adjustment						535,810	535,810
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288
Net income				7,211,429			7,211,429
Statutory reserves				(1,060,013)	1,060,013		-
Foreign currency translation adjustment						(1,159,084)	(1,159,084)
Balance, December 31, 2018	10,809,000	$10,809	$15,059,181	$11,380,149	$1,765,711	$(1,172,217)	$27,043,633
Net loss				4,311,547			4,311,547
Statutory reserves				(501,508)	501,508		-
Capital increase from retained earnings			11,244,167	(11,244,167)
Foreign currency translation adjustment						(378,069)	(378,069)
Balance, December 31, 2019	10,809,000	$10,809	$26,303,348	$3,946,021	$2,267,219	$(1,550,286)	$30,977,111

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income	$4,311,547	$7,211,429	$2,590,931
Adjustments to reconcile net income to net cash used in operating activities:
Loss from equity method investment	17,023	-	-
Depreciation and amortization expense	1,549,296	558,327	233,493
Deferred income taxes	892,548	(118,199)	(312,997)
Bad debt expense	1,243,709	280,228	229,707
Amortization of debt issuance costs	324,221	103,772	-
Noncash lease expense	41,935	-	-
Loss on disposal of property, plant and equipment	1,367	13,256	-
Changes in assets and liabilities:
Accounts receivable, net	(1,509,728)	(5,327,278)	(5,076,425)
Accounts receivable - related parties, net	(1,103,104)	(1,427,078)	2,821,621
Notes receivable	(356,648)	(7,276)	70,000
Inventories	(2,923,465)	(5,762,750)	(4,923,400)
Deferred cost of revenue	117,910	383,382	(657,875)
Deferred cost of revenue - related party	-	1,765,856	(1,795,222)
Advances to suppliers and other current assets, net	(311,090)	(2,108,928)	(412,955)
Due from related parties	-	-	703
Retentions receivable, non-current	(397,157)	(358,505)	-
Deposit - related party	10,134	(10,583)	-
Other non-current assets	-	-	4,719
Accounts payable and bank acceptance notes to vendors	2,839,752	996,619	2,577,192
Accounts payable - related parties	1,896,054	3,269,238	248,695
Deferred income	43,433	-	(26,639)
Advances from customers	2,630,143	2,420,363	(220,483)
Advances from customers - related parties	6,733,465	(125,099)	719,550
Due to related parties	-	-	5,102
Deferred income, non-current	43,433	-	-
Operating lease liabilities	(76,752)	-	-
Income tax payables	(404,231)	267,988	144,944
Accrued expenses and other payables	(2,322,199)	(4,481,539)	589,638
Net cash provided by (used in) operating activities	13,291,596	(2,456,777)	(3,189,701)
Cash flows from investing activities
Cash paid for equity investments	(3,015,119)	-	-
Purchase of property, plant and equipment	(2,316,967)	(5,511,732)	(1,482,360)
Proceeds from disposal of property, plant and equipment	427,261	22,072	-
Advances to third party	-	-	(1,236,490)
Repayments from third party	-	-	1,236,490
Repayments from related parties	-	-	2,960
Deposit on acquisition of subsidiary	-	(200,000)	-
Net cash used in investing activities	(4,904,825)	(5,689,660)	(1,479,400)
Cash flows from financing activities
Proceeds from issuances of common shares	-	-	7,111,325
Repayment to related parties	-	(9,703)	(739,973)
Deposit on loan agreement	(503,939)	(473,698)	-
Proceeds from loans due within one year	7,454,711	11,493,557	8,805,683
Repayment of loans due within one year	(8,046,350)	(11,952,224)	(3,283,830)
Proceeds from long-term loans	6,376,169	8,631,493	-
Payment of debt issuance costs	(335,938)	(284,219)	-
Repayment of long-term loans	(7,736,415)	(730,595)	-
Net cash provided by (used in) financing activities	(2,791,762)	6,674,611	11,893,205
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(124,050)	(404,956)	222,973
Net change in cash, cash equivalents and restricted cash	5,470,959	(1,876,782)	7,447,077
Cash, cash equivalents and restricted cash, beginning of the year	8,494,983	10,371,765	2,924,688
Cash, cash equivalents and restricted cash, end of the year	$13,965,942	$8,494,983	$10,371,765

Supplemental cash flow information
Cash paid for interest	$608,431	$689,867	$244,753
Cash paid for income taxes	$977,755	$1,507,489	$656,602

Non-cash investing and financing activities:
Properties acquired with loans	$-	$52,161	$206,000
Liabilities assumed in connection with purchase of property, plant and equipment	$2,980,582	$2,636,770	$7,445,478
Operating expenses paid by related parties	$-	$9,703	$-
Property, plant and equipment transferred from inventories	$2,791,339	$1,566,314	$-
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$9,944,765	$2,461,501	$3,118,080
Restricted cash	4,021,177	6,033,482	7,253,685
Total cash, cash equivalents and restricted cash	$13,965,942	$8,494,983	$10,371,765